東方有色集團有限公司
ONFEM HOLDINGS LIMITED



SUPPL

16th September, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

RECEIVED SEP 2 7 2002 SEC MAIL WASH., D.C. 164 SECTION

SEC FILE NO. 82-3735

PROCESSED
OCT 0 2 2002
THOMSON FINANCIAL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of the announcement dated 13th September, 2002 of the Company in respect of the interim results for the six months ended 30th June, 2000.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Company Secretary
Encls.

9/30

香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓 電話：2613 6363 傳真：2581 9823
11/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

The Standard 16 September, 2002 Monday Notices 16-18



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002

MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS

Turnover of ONFEM Holdings Limited (the "Company") and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2002 amounted to approximately HK$123 million, representing a decrease of 4% as compared with the corresponding period last year. However, loss from operations and loss attributable to shareholders were reduced to approximately HK$54 million and HK$59 million respectively.

The reduction in turnover was mainly attributable to the decrease in the number of construction projects as a result of the continuing sluggish economy in Hong Kong. Management are greatly concerned about the prolonged decrease in turnover and making loss in consecutive years and will actively formulate measures to curb the loss and identify new business for survival.

In the period, the business in the manufacturing and trading of industrial lubricant products showed signs of improvement and experienced a great increase in demand and, consequently, reduced the loss of the Group.

During the period, the Group adopted a series of austere measures to save the administrative costs. The major measures included streamlining the administrative structure, rewarding staff based on business results and around 10% pay cut at senior management level with a view to achieving the more efficient allocation of resources. Simultaneously, the finance costs decreased as a result of the fall in market lending rate and in the outstanding balance of the mortgage loan in respect of ONFEM Tower.

Recently, the Group also put much effort on improving corporate governance including engagement of professional accounting firm to conduct review and to provide recommendations on the internal control system last year. Accounting professionals were also retained to perform a comprehensive review on transactions over a predetermined amount taken place in past few years. The Group followed their recommendations and formulated measures to reform the existing system with a view to enhancing corporate governance and self-reinforcement. The newly established internal audit department, which is highly autonomous, can also effectively monitor the routine operation of the Group.

As a whole, the performance of the Group improved in the first half of the year with the balance of its liabilities reduced to approximately HK$447 million. Currently, the financial position of the Group remains sound.

BUSINESS REVIEW

(1) Manufacturing and Trading

Industrial Lubricant Products

Jaeger Oil & Chemical Holdings Limited and its subsidiaries ("Jaeger Group")

Turnover of Jaeger Group for the period ended 30 June 2002 was approximately HK$25 million, representing an increase of 24% as compared with the corresponding period last year. During the period, gross profit increased by 26% as compared with the corresponding period last year and remained at a steady level of 47%.

Turnover of Jaeger Group was generated 79% from China, 20% from Hong Kong and the balance from the Southeast Asian countries. Turnover from China and Hong Kong recorded an increase of 27% and 8% respectively.

The improvement in the performance of Jaeger Group was mainly attributable to the accumulated demand which had been subdued in the wake of the September 11 event. Turnover surged because of the need for replenishment of inventory in that market sector. In the first half of the year, Jaeger Group recorded a sharp increase in the number of orders.

In addition, the establishment of distribution network in Singapore, Malaysia and Thailand formed strong footholds of Jaeger Group in the region and turnover generated from this region was satisfactory. Coupled with the enlarged sales network, Jaeger will be devoted to improving quality of products and enhancing competitiveness of "Jaeger" products so as to foster business growth.

Based on the steady performance in the first half of the year, Jaeger Group is confident of making profits in 2002.

Doors and Fire Proof Materials

Enful Holdings Limited and its subsidiaries ("Enful Group")

Segment turnover of manufacturing and trading business of Enful Group for the period ended 30 June 2002 amounted to approximately HK$24 million, representing an increase of 384% as compared with the corresponding period last year, out of which approximately HK$22 million generated from sales to specialised construction contracting business segment of Enful Group and HK$2 million was generated from external sales.

External sales of this business solely came from China.

Unnecessary increase in costs as a result of the delay in certain construction work due to external factors, fierce market competition and huge increase in price of timber materials largely accounted for the fall in profit margin and the loss suffered by the fire door production plant in China in the first half of the year. Henceforth, the management of Enful Group determined to enhance procurement control of timber from external sources by means of strengthening procurement department and recruiting additional staff with a view to providing real time information to its merchandising and sales staff in different regions so as to raise the bargaining power of Enful Group in the process of materials procurement. Enful Group is confident that the implementation of these measures will improve its competitive edge and will in turn alleviate its loss.

(2) Specialised Construction Contracting

Enful Group

Turnover of specialised construction contracting business recorded a sharp increase of 299%, as compared with the corresponding period last year. The surge was mainly due to the gradual completion of a number of construction and environmental protection projects awarded in 2000. For the period ended 30 June 2002, turnover of Enful Group from this business amounted to approximately HK$34 million, the value of contracts on hand amounted to approximately HK$12 million and the value of contracts being negotiated and very likely to be awarded to Enful Group amounted to approximately HK$30 million.

Turnover of this business was entirely generated from Hong Kong.

Management of Enful Group were very prudent in making tenders in order to keep the level of risk and bad and doubtful debts due from the notorious contractors at the minimum.

Furthermore, Enful Group had made various attempts in exploring different businesses such as environmental protection products and projects, manufacturing and trading of timber and timber products and decoration etc. in order to reduce its reliance on the door business. Apart from focusing on the targeted market, Enful Group also expanded its scale and coverage through establishment of subsidiaries in Beijing and Shanghai.

In view of the optimistic prospect of environmental protection projects and acoustic plaster projects, management are committed to invest more resources in these areas in order to attain better results and to pave way for expansion of its market share.

Polycrown Engineering (Holdings) Limited and its subsidiaries ("Polycrown Group")

For the period ended 30 June, 2002, turnover of Polycrown Group amounted to approximately HK$44 million, representing a decrease of 16% as compared with the corresponding period last year and the value of the contracts on hand amounted to approximately HK$129 million.

Turnover of Polycrown Group was generated 73% from Hong Kong and 27% from China.

Management of Polycrown Group foresee that the projects in Hong Kong such as Club House at Hai Fai Road, Ocean Terminal and Phase III of Tung Chung Station and the projects in China such as Western Apartment of Beijing Oriental Plaza and Chongqing Times Square will be completed in the second half of this year. In view of the low profit margin of the construction projects, Polycrown Group will focus on cost control in order to reduce overheads and expenses. On the other hand, Polycrown Group will make tenders selectively and will give top priority to construction projects of higher profit margin.

Polycrown Group will continually carry out market and product research in respect of environmental protection projects in order to identify and cater for the market demand. It is believed that environmental protection business will be improved as a result of the proactive tendering strategy and with the ever-increasing awareness of environmental protection.

Condo Group Limited and its subsidiaries ("Condo Group")

For the period ended 30 June 2002, turnover of Condo Group amounted to approximately HK$8 million, representing a decrease of 78% as compared with the corresponding period last year and the value of the contracts on hand amounted to approximately HK$130 million.

Turnover of Condo Group was 93% generated from China and 7% from Hong Kong.

Re-engineering of business, internal consolidation, focusing on completing construction projects on hand and debt collection largely accounted for the decline in turnover of Condo Group in the first half of the year. Nevertheless, loss from operations was reduced after the implementation of cost control measures.

In the second half of 2002, Condo Group will continually explore the China market, in particular, cities where sustain rapid growth, namely, Beijing and Shanghai and will also make tenders to the projects in China managed by the Hong Kong property developers and construction companies. Management foresee that the Beijing Embassy House, the Shanghai German Centre and the Tianjin Xinda Plaza will be completed in the second half of this year. Management of Condo Group also expect that loss from operations will be further reduced with the vigorous implementation of the re-engineering programmes.

(3) Property Development and Management

ONFEM Tower, 29 Wyndham Street, Central

For the period ended 30 June 2002, the occupancy rate of ONFEM Tower stayed above 80%. Tenants included multinational conglomerates with representative offices in Hong Kong, and rental income and the quality of tenants remained satisfactory. Management will continue to put more efforts on improving the leasing business and estate management in order to secure a stable stream of rental income.

Haitian Garden, Zhuhai, China

Haitian Garden is erected on Qinglu Avenue, an excellent geographical location where provides a panoramic sea view, is next to 5-star hotels and proximate to the residential and commercial zone as well as Jiuzhou pier. Haitian Garden is one of the few residential developments with sea view in Zhuhai and possesses strong potential for appreciation.

Hong Kong professionals, in the capacity as the general manager of the project company, were retained to take charge of the project management of Haitian Garden and assumed full responsibilities for monitoring the construction progress and ensuring the quality of Haitian Garden. Such accountability system of project management is widely adopted over the world.

The Garret, a residential project in Sydney, Australia

Three remaining penthouse suites of The Garret were sold in June and July 2002 and brought the Group the sale proceeds totalling AUD1.7 million.

Management will continually pay attention to the overseas residential market and to identify potential investment projects.

PROSPECTS

In the first half of the year, loss of the Group was reduced by means of streamlining the corporate structure, re-orientating business focus and improving treasury function. In addition, total liabilities of the Group also decreased.

Although the loss was mostly attributable to the provision on investments and receivables from contract works of previous years, management were deeply concerned about the substantial loss suffered by the Group in the two consecutive years. The Group has closely monitored the acute decrease in the turnover of the main business (particularly business from Hong Kong) of the Group.

Fortunately, the adverse impact on the slide of Hong Kong business was alleviated by the fact that some subsidiaries of the Group had successfully explored China market and had been able to achieve satisfactory results. Those subsidiaries had been adopting the strategy of "Strive to Establish in Hong Kong whilst Developing China Operations and Enhancing Control" and co-operating with reputable organisations in China.

Internal audit department has successfully enhanced the level of internal control and improved the efficiency and effectiveness of internal control measures since its establishment. Meanwhile, the department also assisted the management of the Group in risk management and provided specific recommendations for improving the operation of each subsidiary group. Furthermore, it is expected that the operation of the Group will be improved and the Group will embark a new era with the admission of new members to the board of directors and to the senior management who possess relevant professional qualification and ample experience. The Group will continually put more emphasis on improving internal control, exploring new business and achieving better allocation of resources with a view to increasing its earnings.

In the long run, the Group will actively capitalize its long established records and experience in the China market. It is believed that the Group will capture the abundant opportunities emerged subsequent to the accession of China into the World Trade Organisation. The Group expects that its performance will be improved with the recovery of the global economy.

LIQUIDITY AND FINANCIAL RESOURCES

The Group's financial position remains healthy. As at 30 June 2002, its gearing ratio representing a ratio of total borrowings to total assets, was maintained at 13.7% (31 December 2001: 17.5%). Its cash and bank deposits and pledged deposits, in total, amounted to approximately HK$345 million (31 December 2001: HK$412 million).

The Group obtained its source of fund through various means in order to maintain a balance between cost and risk. Apart from the fund generated from normal operations and the cash and bank deposits, the Group also obtained its source of fund from bank borrowings amounted to approximately HK$144 million as at 30 June 2002 (31 December 2001: HK$206 million).

The bank borrowings denominated in Renminbi ("RMB") and US dollars ("US$") were approximately RMB40 million (31 December 2001: RMB65 million) and approximately US$1.2 million (31 December 2001: US$4.7 million) respectively. The remaining balances were denominated in Hong Kong dollars.

FINANCIAL RISKS AND MANAGEMENT

The Group's strategies towards financial risk management include diversification of funding sources, extension of credit period and dispersal of maturity dates. For the period ended 30 June 2002, finance costs decreased to approximately HK$4 million from approximately HK$6 million in the corresponding period ended 30 June 2001.

The total borrowings of the Group as at 30 June 2002 amounted to approximately HK$146 million (31 December 2001: HK$208 million). The borrowings were repayable as follows:

	30 June 2002 (Unaudited) *HK$'000*	31 December 2001 (Audited) *HK$'000*
Within one year	143,045	204,631
In the second year	185	193
In the third to fifth years	717	758
After the fifth year	2,318	2,423
	146,265	208,005

EXPOSURE TO FLUCTUATION IN EXCHANGE RATES

Most of the transactions of the Group were denominated in Renminbi, Hong Kong dollars and US dollars. No hedging or other alternative measures have been implemented by the Group. As at 30 June 2002, the Group had no significant exposure under foreign exchange contracts, interest or currency swaps or other financial derivatives.

GROUP ASSETS CHARGING

As at 30 June 2002, the Group pledged certain investment properties and land and buildings with an aggregate net book value of approximately HK$227 million (31 December 2001: HK$237million) as collateral for the Group's banking facilities. Besides, deposits amounted to approximately HK$91 million (31 December 2001: HK$133 million) have been pledged by the Group as security for general banking facilities and for issuance of performance bonds. Progress billings of certain construction contracts were also under charge and certain of the Group's inventories were held under trust receipt loan agreements.

CONTINGENT LIABILITIES

At 30 June 2002, there were contingent liabilities in respect of the following:

(a) The Group provided guarantees to employers of construction contracts in respect of the obligations of the associated construction contracts amounted to approximately HK$92 million (31 December 2001: HK$93 million).

(b) The Company provided corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries amounted to approximately HK$249 million (31 December 2001: HK$255 million).

(c) The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and the PRC. In respect of such projects, the Group has unsettled tax payables which may result in potential additional charges. No provision has been made on the potential additional charges by the Group since the amount of additional charges, if any, cannot be reliably determined. The Directors are of the opinion that this matter will not have any significant financial impact on the Group.

(d) The Group has certain outstanding litigations with claims made by third parties of approximately HK$12 million (31 December 2001: HK$12 million) in aggregate in respect of contract works and no provision has been made by the Group. The Directors are of the opinion that this matter will not have any significant financial impact on the Group.

EMPLOYEES

Including the Directors of the Company, at 30 June 2002, the Group employed 664 staff. The total remunerations and benefits of the Directors and staff for the period ended 30 June 2002 were approximately HK$37 million (30 June 2001: HK$37 million). The Group adopts a remuneration policy in line with market practice, and remuneration is determined with reference to the performance and experience of individual employees. The shareholders of the Company approved a share option scheme for executives (the "Scheme") on 30 September 1993. The Scheme was tailor-made for the executives and senior staff of the Group. Under the Scheme, the Directors of the Company have the authority at their discretion to invite executives and senior staff of the Group to take up options to subscribe for shares in the Company according to the terms and conditions of the Scheme.

AUDIT COMMITTEE

The members of the audit committee of the Company currently include two Independent Non-executive Directors of the Company namely, Mr. Lam Chun, Daniel and Ms. Tam Wai Chu, Maria. Its principal duties are to review and to supervise the Group's financial reporting process and internal control. The audit committee has reviewed the unaudited interim financial statements for the six months ended 30 June 2002.

CODE OF BEST PRACTICE

The Directors of the Company are not aware of any information that would reasonably indicate that the Company is not, or was not for any part of the period during the six months ended 30 June 2002 in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") except that the Non-executive Directors of the Company are not appointed for specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-laws.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2002, there was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries.

PUBLICATION OF DETAILED INTERIM RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE'S WEBSITE

A detailed interim results announcement containing all the information in respect of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) in due course.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 13 September 2002

Website: http://www.onfem.com

UNAUDITED INTERIM RESULTS

The unaudited condensed consolidated results of ONFEM Holdings Limited (the "Company") and its subsidiaries (collectively, the "Group") as at and for the six months ended 30 June 2002 are presented together with comparative figures of the corresponding period in 2001. The interim financial statements have not been audited but have been reviewed by the audit committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2002

	Note	Six months ended 30 June 2002 (Unaudited) *HK$'000*	2001 (Unaudited) *HK$'000*
TURNOVER	2	123,022	128,264
Cost of sales		(107,839)	(98,035)
GROSS PROFIT		15,183	30,229
Other revenues		6,612	18,310
Distribution costs		(1,216)	(880)
Administrative expenses		(63,620)	(89,408)
Other operating expenses		(1,004)	(797)
Loss on revaluation of investment properties		(10,000)	(13,300)
Provision for loan to intermediate holding company		(331)	—
Provision for impairment in value of non-trading securities		—	(131,300)
LOSS FROM OPERATIONS	3	(54,376)	(187,146)
Finance costs		(3,502)	(5,980)
LOSS BEFORE TAXATION		(57,878)	(193,126)
Income tax expenses	5	(1,000)	(920)
LOSS AFTER TAXATION		(58,878)	(194,046)
Minority interests		376	1,804
NET LOSS FOR THE PERIOD		(58,502)	(192,242)
Basic loss per share (HK cents)	7	(7.58)	(24.90)

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2002 and 31 December 2001

	Note	30 June 2002 (Unaudited) HK$'000	31 December 2001 (Audited) HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	8	267,311	278,582
Construction in progress		20	20
Non-trading securities		44,062	34,619
Other assets		2,273	2,273
		313,666	315,494
Current assets			
Inventories		233,483	247,486
Amounts due from fellow subsidiaries		52	41
Amounts due from minority investors		7,339	7,376
Trade and other receivables	9	145,363	150,463
Gross amounts due from customers for contract work		19,761	33,877
Trading securities		4,953	19,861
Pledged deposits		90,500	132,598
Cash and bank deposits		254,353	279,460
		755,804	871,162
Current liabilities			
Amount due to intermediate holding company		6	6
Amount due to a minority investor		12,204	12,204
Trade and other payables	10	184,483	221,985
Gross amounts due to customers for contract work		60,687	32,214
Current portion of obligations under finance leases		116	116
Taxation payable		38,659	37,523
Short-term bank borrowings		142,929	204,515
		439,084	508,563
Net current assets		316,720	362,599
Total assets less current liabilities		630,386	678,093
Non-current liabilities			
Long-term borrowings		3,220	3,374
Other long-term employee benefits		1,903	—
Other liabilities		2,563	2,584
		7,686	5,958
Minority interests		35,640	36,016
NET ASSETS		587,060	636,119
CAPITAL AND RESERVES			
Share capital	11	77,218	77,218
Reserves		509,842	558,901
		587,060	636,119

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2002

	Six months ended 30 June 2002 (Unaudited) HK$'000	2001 (Unaudited) HK$'000
Net cash inflow (outflow) from operating activities	36,127	(84,998)
Net cash generated from (used in) investing activities	506	(3,098)
Net cash used in financing activities	(50,181)	(43,217)
Decrease in cash and cash equivalents	(13,548)	(131,313)
Cash and cash equivalents at beginning of period	135,651	317,213
Effect of foreign exchange rate changes	—	140
Cash and cash equivalents at end of period	122,103	186,040
Analysis of balances of cash and cash equivalents:		
Cash and bank deposits (excluding frozen deposits)	218,353	269,053
Bank overdrafts	(70,587)	(40,758)
Trust receipt bank loans	(25,663)	(42,255)
	122,103	186,040

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2002

	Share capital (Unaudited) HK$'000	Share premium (Unaudited) HK$'000	Contributed surplus (Unaudited) HK$'000	Capital redemption reserve (Unaudited) HK$'000	Investment revaluation reserve (Unaudited) HK$'000	Accumulated deficit (Unaudited) HK$'000	Total (Unaudited) HK$'000
At 1 January 2002	77,218	409,738	601,415	769	—	(453,021)	636,119
Reversal of provision for impairment in value of non-trading securities	—	—	—	—	9,443	—	9,443
Loss for the period	—	—	—	—	—	(58,502)	(58,502)
At 30 June 2002	77,218	409,738	601,415	769	9,443	(511,523)	587,060
At 1 January 2001	77,218	409,738	601,574	769	(18,693)	(77,890)	992,716
Reversal of provision for impairment in value of non-trading securities	—	—	—	—	9,193	—	9,193
Transfer of impairment loss to income statement	—	—	—	—	9,500	—	9,500
Exchange difference on translation of financial statements of overseas subsidiaries	—	—	—	—	—	130	130
Loss for the period	—	—	—	—	—	(192,242)	(192,242)
At 30 June 2001	77,218	409,738	601,574	769	—	(270,002)	819,297

8

1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited interim financial statements are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25, Interim Financial Reporting, issued by the Hong Kong Society of Accountants and disclosure requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim financial statements should be read in conjunction with the 2001 annual financial statements.

The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in the annual accounts for the year ended 31 December 2001 except that the Group has changed certain of its accounting policies following its adoption of the following SSAPs issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (revised):	Presentation of financial statements
SSAP 15 (revised):	Cash flow statements
SSAP 25 (revised):	Interim financial reporting
SSAP 33:	Discontinuing operations
SSAP 34:	Employee benefits

The changes to the Group's accounting policies and the effect of adopting these new policies are set out below:

SSAP 34: Employee benefits

(1) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees.

A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

In prior periods, no provision was made for employee annual leave entitlements. This is a change in accounting policy, however, the provision for annual leave in prior years has not been made retrospectively as the effect of this change is not material to the current and the prior periods.

The amount charged to the consolidated income statement for the six months ended 30 June 2002 has been increased by approximately HK$1,746,000.

(2) Long service payments

A provision is made for the estimated liability for long service payments. The provision is accrued over the working lives of employees who have been employed under a contract of employment in Hong Kong for a continuous period of not less than five years.

In prior periods, no provision was made for long service payments. This is a change in accounting policy, however, the provision for long service payments has not been made retrospectively as the effect of this change is not material to the current and the prior periods.

The amount charged to the consolidated income statement for the six months ended 30 June 2002 has been increased by approximately HK$1,903,000.

2 SEGMENT INFORMATION

(a) Business segments

The Group's operations comprise the following main business segments:

Construction contracts:	Design and installation of curtain walls and aluminium windows, as well as construction work related to electrical and mechanical engineering and contracting businesses.
Manufacturing and trading:	Manufacturing and trading of oil and chemical products, doors and fire proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development:	Development of residential and commercial properties.
Securities investment and trading:	Trading and investment of securities.

Inter-segment sales are charged at prevailing market prices.

An analysis of the Group's revenue and results for the period by business segments is as follows:

	Six months ended 30 June 2002						
	Construction contracts (Unaudited) *HK$'000*	Manufacturing and trading (Unaudited) *HK$'000*	Property leasing (Unaudited) *HK$'000*	Property development (Unaudited) *HK$'000*	Securities investment and trading (Unaudited) *HK$'000*	Elimination (Unaudited) *HK$'000*	Total (Unaudited) *HK$'000*
REVENUE							
Sale to external customers	85,971	27,018	5,017	5,016	—	—	123,022
Inter-segment sales	—	21,668	—	—	—	(21,668)	—
	85,971	48,686	5,017	5,016	—	(21,668)	123,022
RESULTS							
Segment results	(35,716)	(5,701)	(6,401)	479	334	—	(47,005)
Unallocated corporate expenses, net							(7,371)
Operating loss							(54,376)
Finance costs							(3,502)
Income tax expenses							(1,000)
Minority interests							376
Loss attributable to shareholders							(58,502)

	Six months ended 30 June 2001						
	Construction contracts (Unaudited) *HK$'000*	Manufacturing and trading (Unaudited) *HK$'000*	Property leasing (Unaudited) *HK$'000*	Property development (Unaudited) *HK$'000*	Securities investment and trading (Unaudited) *HK$'000*	Elimination (Unaudited) *HK$'000*	Total (Unaudited) *HK$'000*
REVENUE							
Sale to external customers	102,408	19,887	5,926	—	43	—	128,264
Inter-segment sales	—	—	—	—	—	—	—
	102,408	19,887	5,926	—	43	—	128,264
RESULTS							
Segment results	(31,166)	(9,191)	(10,724)	(46)	(128,530)	—	(179,657)
Unallocated corporate expenses, net							(7,489)
Operating loss							(187,146)
Finance costs							(5,980)
Income tax expenses							(920)
Minority interests							1,804
Loss attributable to shareholders							(192,242)

(b) *Geographical segments*

The Group's business is managed on a worldwide basis, but it participates in four principal economic environments. Hong Kong and the People's Republic of China (other than Hong Kong) (the "PRC") are the major markets for all the Group's businesses, except that a small portion of its income is derived from Australia and other Southeast Asian countries.

The Group's business segments operate in four main geographical areas:

Hong Kong & Macau:	construction contracts, manufacturing and trading, property leasing and securities investment and trading
The PRC:	construction contracts, manufacturing and trading and property development
Australia:	property development
Southeast Asian countries:	manufacturing and trading

Turnover is based on the geographical locations of the customers.

	Six months ended 30 June 2002				
	Hong Kong & Macau (Unaudited) *HK$'000*	The PRC (Unaudited) *HK$'000*	Australia (Unaudited) *HK$'000*	Southeast Asian countries (Unaudited) *HK$'000*	Total (Unaudited) *HK$'000*
Turnover	76,100	41,723	5,016	183	123,022
Loss (Profit) from operations	22,710	32,173	(479)	(28)	54,376

	Six months ended 30 June 2001				
	Hong Kong & Macau (Unaudited) *HK$'000*	The PRC (Unaudited) *HK$'000*	Australia (Unaudited) *HK$'000*	Southeast Asian countries (Unaudited) *HK$'000*	Total (Unaudited) *HK$'000*
Turnover	71,955	55,853	—	456	128,264
Loss from operations	162,347	24,752	47	—	187,146

3 LOSS FROM OPERATIONS

Loss from operations is stated after charging (crediting) the following:

	Six months ended 30 June 2002 (Unaudited) *HK$'000*	2001 (Unaudited) *HK$'000*
Depreciation on:		
Owned property, plant and equipment	2,239	4,564
Leased property, plant and equipment	129	178
(Gain) Loss on disposal of property, plant and equipment	(1,103)	33
Provision for bad and doubtful debts	9,371	8,116
Provision for net realisable value of machinery held for sales	499	3,714
Unrealised gain on revaluation of trading securities	(656)	(2,741)
Gross rental and management fee income from investment properties	(5,017)	(5,926)

4 STAFF COSTS

	Six months ended 30 June 2002 (Unaudited) *HK$'000*	2001 (Unaudited) *HK$'000*
Wages and salaries	34,600	36,315
Pension costs, net of forfeited contributions — defined contribution plans	862	916
Provision for long service payments	1,903	—
	37,365	37,231

5 INCOME TAX EXPENSES

No provision for Hong Kong profits tax has been made as the Group had no assessable profit during the period.

Overseas taxation has been calculated on the estimated assessable profit for the period at the rates prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated income statement represents:

	Six months ended 30 June 2002 (Unaudited) *HK$'000*	2001 (Unaudited) *HK$'000*
Hong Kong Profits Tax	—	—
Overseas taxation	1,000	920
	1,000	920

6 DIVIDEND

The Directors do not recommend the payment of an interim dividend for the six months ended 30 June 2002 (30 June 2001: Nil).

LOSS PER SHARE

Basic loss per share has been calculated based on the unaudited consolidated loss attributable to ordinary shareholders of approximately HK$58,502,000 (30 June 2001: HK$192,242,000) and the weighted average number of 772,181,783 (30 June 2001: 772,181,783) ordinary shares in issue during the period.

No diluted loss per share is presented as there were no dilutive potential ordinary shares during the six months ended 30 June 2002.

PROPERTY, PLANT AND EQUIPMENT

	Six months ended 30 June 2002 (Unaudited) *HK$'000*	Year ended 31 December 2001 (Audited) *HK$'000*
Cost or valuation		
Beginning of period/year	326,571	360,912
Transfer from (Transfer to) machinery held for sale	500	(4,713)
Additions	1,108	8,986
Revaluation deficit	(10,000)	(36,500)
Disposals	(2,284)	(2,104)
Exchange adjustments	—	(10)
End of period/year	315,895	326,571
Analysis of cost or valuation is as follows:		
At cost	92,595	93,271
At Directors' valuation - 2002	219,300	—
At professional valuation - 2001	4,000	233,300
	315,895	326,571
Accumulated depreciation and impairment loss		
Beginning of period/year	47,989	35,623
Write-down for impairment loss	—	7,543
Charges for the period/year	2,368	6,580
Disposals	(1,773)	(1,755)
Exchange adjustments	—	(2)
End of period/year	48,584	47,989
Net book value		
End of period/year	267,311	278,582
Beginning of period/year	278,582	325,289

Certain investment properties and land and buildings of total net book value of approximately HK$227,002,000 are mortgaged as collateral for the Group's banking facilities.

TRADE AND OTHER RECEIVABLES

Trade and contract debtors are included in trade and other receivables. The ageing analysis of trade and contract debtors is as follows:

	30 June 2002 (Unaudited) *HK$'000*	31 December 2001 (Audited) *HK$'000*
0 - 30 days	41,630	32,964
31 - 60 days	18,317	26,630
61 - 90 days	19,024	12,917
Over 90 days	45,079	40,696
	124,050	113,207

The normal credit period granted by the Group is from 30 days to 60 days from the date of invoice.

Certain contract receivables are pledged as securities for certain banking facilities of the Group.

10 TRADE AND OTHER PAYABLES

Trade and contract payables are included in trade and other payables. The ageing analysis of trade and contract payables is as follows:

	30 June 2002 (Unaudited) *HK$'000*	31 December 2001 (Audited) *HK$'000*
0 - 30 days	8,200	15,492
31 - 60 days	4,113	9,089
61 - 90 days	5,060	7,500
Over 90 days	67,954	65,705
	85,327	97,786

11 SHARE CAPITAL

	30 June 2002 (Unaudited)		31 December 2001 (Audited)	
	Number of shares *'000*	Amount *HK$'000*	Number of shares *'000*	Amount *HK$'000*
Authorised (ordinary shares of HK$0.1 each)	2,000,000	200,000	2,000,000	200,000
Issued and fully paid (ordinary shares of HK$0.1 each)	772,182	77,218	772,182	77,218

During the six months ended 30 June 2002, no options to subscribe for shares in the Company have been granted pursuant to the Share Option Scheme. At 30 June 2002, there were also no options outstanding.

12 CAPITAL COMMITMENTS

Capital commitments outstanding at 30 June 2002 not provided for in the accounts are as follows:

	30 June 2002 (Unaudited) *HK$'000*	31 December 2001 (Audited) *HK$'000*
Authorised and contracted for:		
Purchase of property, plant and equipment	—	155
Properties under development	137,485	137,485
	137,485	137,640

13 CONTINGENT LIABILITIES

At 30 June 2002, there were contingent liabilities in respect of the following:

(a) The Group provided guarantees to employers of construction contracts in respect of the obligations of the associated construction contracts amounted to approximately HK$91,986,000 (31 December 2001: HK$92,754,000)

(b) The Company provided corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries amounted to approximately HK$249,100,000 (31 December 2001: HK$255,103,000)

(c) The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and the PRC. In respect of such projects the Group has unsettled tax payables which may result in potential additional charges. No provision has been made on the potential additional charges by the Group since the amount of additional charges, if any, cannot reliably determined. The Directors are of the opinion that this matter will not have any significant financial impact on the Group.

(d) The Group has certain outstanding litigations with claims made by third parties of approximately HK$12,440,000 (31 December 2001: HK$12,440,000) in aggregate in repect of contract works and no provision has been made by the Group. The Directors are of the opinion that this matter will not have any significant financial impact on the Group.

14 RELATED PARTY TRANSACTIONS

(a) The Group had the following material transactions with related parties, which were carried out in the normal courses of the Group's business:

	Six months ended 30 June 2002 (Unaudited) *HK$'000*	2001 (Unaudited) *HK$'000*
Interest income from intermediate holding company	733	1,359
Rental and management fee income from a fellow subsidiary	253	128
Sharing of administrative costs of intermediate holding company	626	1,616
Employee benefits of the Directors of the Company	4,142	2,365

(b) Amount due to intermediate holding company and the balances with fellow subsidiaries and minority investors are unsecured, non-interest bearing and have no fixed repayment terms.



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

中期業績公佈
截至二零零二年六月三十日止六個月

管理層討論及分析

業績

東方有色集團有限公司(「本公司」)及其附屬公司(統稱「本集團」)截至二零零二年六月三十日止六個月之營業額約為123,000,000港元,較去年同期下降4%。然而,經營虧損及股東應佔虧損均較去年同期收窄,分別約為54,000,000港元及59,000,000港元。

本集團總營業額下降,主要原因是在香港經濟持續低迷的情況下,旗下建築業務工程項目減少。對幾年來重點業務營業額的持續滑坡及連續虧損情況,管理層極其關注,正積極探討措施,尋求發展出路。

同期工業油脂產品生產與貿易業務則顯著回升,產品訂單增加,令有關收益大幅增加,降低本集團虧損幅度。

期內,本集團積極節流,成功減省一般行政費用。主要管理改進項目,除包括精簡集團架構外,高級行政人員薪金亦調低約一成,更將員工薪酬與業績掛鈎,務求使本集團更加合理地配置資源。同時,財務成本亦由於市場利率回落及東方有色大廈按揭貸款的結欠減少而得以下降。

本集團近期在提高管治水平方面作了不少努力,其中包括聘請專業會計師事務所於去年底對本集團內部管理及監控機制進行審閱,並提出改善建議。今年上半年,專業會計師對本集團在過去幾年來一定數額以上的交易進行了全面審查。本集團根據上述審閱及審查結論和專家的建議,進行了多方面的改革,力求提高公司管治水平,加強自我監控能力。新成立的內部審計部更為獨立,在監控本集團的規範化運作上進一步發揮作用。

總括而言,本集團上半年的業績已有所改善,負債亦降低至約447,000,000港元。本集團現時擁有穩健的財政基礎。

業務回顧

(一) 生產與貿易

工業油脂產品

積架石油化工集團有限公司及其附屬公司(「積架集團」)

截至二零零二年六月三十日止,積架集團之營業額約為25,000,000港元,較去年同期上升24%。期內,毛利亦較去年同期上升26%,毛利率保持在47%之穩定水平。

積架集團之營業額79%來自中國,20%來自香港,其餘來自東南亞。中國及香港營業額之增長分別是27%及8%。

積架集團期內業績有所改善,主要原因是海外訂單自今年初起開始回升。由於去年911事件而延遲或取消的訂單所積壓的市場存貨量已被逐步消化,積架集團在今年上半年接獲的訂單數目大幅增加。

此外,積架集團於去年在新加坡、馬來西亞及泰國設立分銷網,並錄得理想的營業額,為東南亞市場的拓展打下了良好的基礎。除了擴大銷售網絡外,積架集團亦致力提升產品質素,強化品牌競爭力,有助業務增長。

按照上半年的平穩表現,積架集團有信心達到二零零二年轉虧為盈之目標。

木門及防火材料

銀豐集團有限公司及其附屬公司(「銀豐集團」)

截至二零零二年六月三十日止,銀豐集團於國內之生產及貿易業務之營業額約為24,000,000港元,其中售予銀豐集團之專業建築業務及對外銷售之營業額分別約為22,000,000港元及2,000,000港元,總額較去年同期上升384%。

銀豐集團於此業務之所有對外銷售之營業額均來自中國。

由於市場競爭劇烈,加上若干項目由於客觀因素造成工期延誤,導致不必要的成本增加,再加上部份用於生產的木材價格大幅提高,令邊際利潤減少,故令國內木門廠於上半年錄得虧損。因此,銀豐集團管理層於年初決定加強其向外採購木材之功能,除增聘人手外,還將於下半年內強化採購部的資訊系統,務求令各地採購及銷售人員能掌握即時資料,增加採購及議價能力。銀豐集團有信心此舉必能增強對外競爭力,進而改善業績。

(二) 專業建築

銀豐集團

銀豐集團自二零零零年開始承接的多項建築及環保工程將陸續於二零零二年內完成,於專業建築業務之營業額較去年同期大幅上升299%。截至二零零二年六月三十日止,銀豐集團於此業務之營業額約為34,000,000港元,手頭合約總額約12,000,000港元,而接近最後洽談階段的手頭合約價值約達30,000,000港元。銀豐集團對該等洽談中的項目充滿信心。

銀豐集團於此業務之營業額全數來自香港。

避免承擔不必要的風險,銀豐集團管理層決定對現有之投標採取審慎態度,對一些信譽不佳的客戶或對日後收款存疑的投標項目,一律採取「寧缺勿濫」的原則,盡量減低呆賬的可能性。

另外,為了減低對門類業務的依賴,銀豐集團於去年已先後發展多項不同業務,例如:環保產品及工程、木材及木製品經營、裝璜承包等。除了針對既定的目標市場外,更籌劃在北京及上海設立公司,以擴大經營規模和覆蓋面。

環保工程方面,吸音噴塗業務為銀豐集團帶來樂觀前景。有見及此,管理層決定今年增加投放資源發展該等業務,務求令銀豐集團在目前的經濟環境下,不單能於市場佔一席位,更能同時為銀豐集團創造理想盈利,為覆蓋更大市場莫下重要基礎。

多利加工程集團有限公司及其附屬公司(「多利加集團」)

截至二零零二年六月三十日止,多利加集團之營業額約為44,000,000港元,較去年同期下降16%,而手頭合約總額則約為129,000,000港元。

多利加集團之營業額73%來自香港,27%來自中國。

多利加集團管理層預期將於下半年完成的手頭合約計有香港的海輝道會所、海運大廈裝修工程及東涌站第3期;國內工程則有北京東方廣場西公寓樓及宣磁時代廣場。由於一般工程項目利潤微薄,多利加集團將繼續致力控制成本,降低固定費用,節省開支。另一方面,多利加集團將作選擇性投標,並以毛利較高的工程項目為首選。

環保工程方面,多利加集團將繼續進行市場和產品的研究及測試以配合市場需求;同時,亦會積極競有關工程投標。相信隨著社會的環保意識日漸增強,業務可望逐漸見到成績。

瑞和集團工程有限公司及其附屬公司(「瑞和集團」)

截至二零零二年六月三十日止,瑞和集團之營業額約為8,000,000港元,較去年同期下降78%;手頭合約總額約為130,000,000港元。

瑞和集團之營業額93%來自中國,7%來自香港。

瑞和集團在上半年集中整頓業務及作出內部整固,致力完成手頭工程項目及加強追收應收賬款,因而未有展開新的大型工程,故營業額相應下降。儘管如此,瑞和集團仍透過積極縮減行政開支令經營虧損大幅收窄。

展望二零零二年下半年,瑞和集團將繼續集中拓展國內市場,特別是上海及北京兩個持續高速發展的城市,選擇性地參與由香港地產發展商或建築公司發展的國內項目。管理層預期下半年的營業額主要來自北京大使公寓、上海德國中心及天津信達廣場三個工程項目。在瑞和集團管理層推動精簡行政架構及人手計劃下,經營虧損可望進一步下降。

(三) 地產發展及物業管理

未審核中期業績

現呈列東方有色集團有限公司(「本公司」)及其附屬公司(統稱為「本集團」)截至二零零二年六月三十日止六個月之未經審核簡明綜合業績,連同二零零一年同期之比較數字。中期財務報表並未經審核,但已由審核委員會審閱。

簡明綜合收益表

截至二零零二年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零二年 (未經審核) 千港元	 二零零一年 (未經審核) 千港元
營業額	2	123,022	128,264
銷售成本		(107,839)	(98,035)
毛利		15,183	30,229
其他收入		6,612	18,310
分銷費用		(1,216)	(880)
行政費用		(63,620)	(89,408)
其他經營開支		(1,004)	(797)
重估投資物業之虧損		(10,000)	(13,300)
居間控股公司貸款撥備		(331)	—
非買賣證券減值撥備		—	(131,300)
經營虧損	3	(54,376)	(187,146)
財務成本		(3,502)	(5,980)
除稅前虧損		(57,878)	(193,126)
所得稅開支	5	(1,000)	(920)
除稅後虧損		(58,878)	(194,046)
少數投資者權益		376	1,804
期內虧損淨額		(58,502)	(192,242)
每股基本虧損(港仙)	7	(7.58)	(24.90)

簡明綜合資產負債表

於二零零二年六月三十日及二零零一年十二月三十一日

	附註	二零零二年 六月三十日 (未經審核) 千港元	二零零一年 十二月三十一日 (經審核) 千港元
資產與負債			
非流動資產			
物業、廠房及設備	8	267,311	278,582
在建工程		20	20
非買賣證券		44,062	34,619
其他資產		2,273	2,273
		313,666	315,494
流動資產			
存貨		233,483	247,486
應收同系附屬公司款項		52	41
應收少數投資者款項		7,339	7,376
應收賬款及其他應收款項	9	145,363	150,463
應收客戶之合約工程總額		19,761	33,877
買賣證券		4,953	19,861
已抵押存款		90,500	132,598
現金及銀行存款		254,353	279,460
		755,804	871,162
流動負債			
應付居間控股公司款項		6	6
應付少數投資者款項		12,204	12,204
應付賬款及其他應付款項	10	184,483	[illegible]
應付客戶之合約工程總額		60,687	32,214
財務租約承擔之即期部份		116	116
應付稅項		38,659	37,523
短期銀行借款		142,929	204,515
		439,084	508,563
流動資產淨值		316,720	362,599
資產總額減流動負債		630,386	678,093
非流動負債			
長期借款		3,220	3,374
其他長期僱員福利		1,903	—
其他負債		2,563	2,584
		7,686	5,958
少數投資者權益		35,640	36,016
資產淨值		587,060	636,119
資本及儲備			
股本	11	77,218	77,218
儲備		509,842	558,901
		587,060	636,119

簡明綜合現金流量表

截至二零零二年六月三十日止六個月

截至二零零一年六月三十日止六個月

	建築合約 (未經審核) 千港元	製造及貿易 (未經審核) 千港元	物業租賃 (未經審核) 千港元	物業開發 (未經審核) 千港元	證券投資 及買賣 (未經審核) 千港元	項目抵銷 (未經審核) 千港元	總額 (未經審核) 千港元
收入							
外界客戶銷售	102,408	19,887	5,926	—	43	—	128,264
業務單位間之銷售	—	—	—	—	—	—	—
	102,408	19,887	5,926	—	43	—	128,264
業績							
分類業績	(31,166)	(9,191)	(10,724)	(46)	(128,530)	—	(179,657)
未分配之企業開支淨額							(7,489)
經營虧損							(187,146)
財務成本							(5,980)
所得稅開支							(920)
少數投資者權益							1,804
股東應佔虧損							(192,242)

(b) *地區分類*

本集團在全球範圍內經營業務，但主要涉及四大經濟區域。香港及中華人民共和國（除香港以外）（「中國」）乃本集團全部業務之主要市場，另有一小部份收入來自澳洲及其他東南亞國家。

本集團之業務主要分為四大區域：

香港及澳門：　建築合約、製造及貿易、物業租賃與證券投資及買賣

中國：　建築合約、製造及貿易與物業開發

澳洲：　物業開發

東南亞國家：　製造及貿易

營業額按客戶之地區分類。

截至二零零二年六月三十日止六個月

	香港及澳門 (未經審核) 千港元	中國 (未經審核) 千港元	澳洲 (未經審核) 千港元	東南亞國家 (未經審核) 千港元	總額 (未經審核) 千港元
營業額	76,100	41,723	5,016	183	123,022
經營虧損（溢利）	22,710	32,173	(479)	(28)	54,376

截至二零零一年六月三十日止六個月

	香港及澳門 (未經審核) 千港元	中國 (未經審核) 千港元	澳洲 (未經審核) 千港元	東南亞國家 (未經審核) 千港元	總額 (未經審核) 千港元
營業額	71,955	55,853	—	456	128,264
經營虧損	162,347	24,752	47	—	187,146

3　**經營虧損**

經營虧損已扣除（計入）：

	截至六月三十日止六個月 二零零二年 (未經審核) 千港元	二零零一年 (未經審核) 千港元
折舊：		
已擁有物業、廠房及設備	2,239	4,564
租賃物業、廠房及設備	129	178
出售物業、廠房及設備（收益）虧損	(1,103)	33
呆壞賬撥備	9,371	8,116
持作出售機器可變現淨值撥備	499	3,714
重估買賣證券產生之未變現收益	(656)	(2,741)
投資物業之租金及管理費總收入	(5,017)	(5,926)

4　**員工成本**

	截至六月三十日止六個月 二零零二年 (未經審核) 千港元	二零零一年 (未經審核) 千港元
薪酬及工資	34,600	36,315
退休金成本減除已放棄之款項之淨額 — 定額供款計劃	862	916
長期服務金撥備	1,903	—
	37,365	37,231

5　**所得稅開支**

由於本集團期內無應課稅溢利，故並無就香港利得稅作出撥備。

海外稅項按期內之估計應課稅溢利以本集團現於有關司法管轄區經營之現行稅率計算。

在綜合收益表扣除之稅項如下：

	截至六月三十日止六個月 二零零二年 千港元	二零零一年 千港元
香港利得稅	—	—
海外稅項	1,000	920
	1,000	920

6　**股息**

董事會並不建議派發截至二零零二年六月三十日止六個月之中期股息（二零零一年六月三十日：無）。

7　**每股虧損**

每股基本虧損乃根據未經審核普通股股東應佔綜合虧損約58,502,000港元（二零零一年六月三十日：192,242,000港元）及

（三） 地產發展及物業管理

中環雲咸街29號東方有色大廈

截至二零零二年六月三十日止，東方有色大廈的出租率維持於80%以上的水平。現時，收租情況和租客質素理想；租客更不乏於香港設立辦事處的跨國企業。管理層將繼續鞏固租務和大廈管理工作，確保租金收入穩定。

珠海海天花園

珠海海天花園地理位置優越，坐落於海景優美的情侶路，毗鄰五星級大酒店，位處高尚住宅及商業地區，距離珠海九州港碼頭僅5分鐘車程，交通極為方便，亦是目前珠海市較罕有的海景樓盤。珠海海天花園可謂極具升值潛力。

為了強化珠海海天花園的工程管理，本集團特別聘請了香港專業人士擔任項目公司的總經理，實行目前國際上通用的項目經理負責制，直接管理該項目，務求可如期完成整個高質素的建築項目。

澳洲悉尼住宅發展項目－寨景軒

本集團已於二零零二年六月及七月成功出售餘下的3個頂樓複式住宅物業，總銷售額約1,700,000澳元。

本集團管理層會繼續留意海外房地產市場的情況及研究合適的投資項目。

展望

本集團上半年透過精簡架構和作出適當的業務及財務調控，令虧損進一步收窄，整體負債有所下降。

管理層對近兩年來連續虧損的情況相當關注。雖然大部份虧損來自對以往投資及工程應收賬款進行了大數額的撥備，但本集團對近年來重點業務（特別是與香港本地有關的業務）營業額大幅下降的趨勢亦正密切注視。

另一方面，令人振奮的是本集團部份附屬公司均根據「立足香港，發展內地，加強監管」的方針，大力開拓國內市場。由於國內市場發展較快，主力發展內地市場的附屬公司錄得較佳的業績，彌補了本集團因香港業務下降所造成的影響。同時，本集團選擇與信譽良好的機構進行業務合作亦減低了虧損增加的可能性。

內部審計部成立後亦發揮其職能，有效地提升內部監控制度及程序的效率和效用。同時，亦協助管理層進行風險管理，針對各附屬公司現狀，直接向董事會建議改革方案，迅速改善附屬公司的營運情況。此外，董事會及管理層增加了具有多年本行業專業管理及資金運作經驗的新成員，此舉有望進一步提升管理層質素，帶領本集團開創新局面。展望未來，本集團將繼續加強內部監控工作、拓展業務、並使資源配置更為有效合理，務求提昇本集團盈利水平。

長遠來說，本集團會積極開拓中國內地的龐大市場。憑藉本集團在中國發展的經驗，相信可以在中國加入世貿以後獲得一定的優勢；而全球經濟開始好轉，亦可望為本集團帶來更明朗的前景。

流動資金及財政資源

本集團保持健全之財政狀況。於二零零二年六月三十日，負債資產比率（即借款總額與資產總值之比率）維持於13.7%水平（二零零一年十二月三十一日：17.5%）。現金及銀行存款與已抵押存款之總額約為345,000,000港元（二零零一年十二月三十一日：412,000,000港元）。

本集團由不同渠道獲取資金，以使成本與風險得到平衡。除在日常營運中產生之資金與現金及銀行存款外，本集團亦由銀行借款取得資金。於二零零二年六月三十日，銀行借款約為144,000,000港元（二零零一年十二月三十一日：206,000,000港元）。

人民幣及美元銀行借款分別約為40,000,000元人民幣（二零零一年十二月三十一日：65,000,000元人民幣）及約1,200,000美元（二零零一年十二月三十一日：4,700,000美元）。其餘之借款則以港元為貨幣單位。

財務風險及管理

本集團有關財務風險管理之政策，包括分散資金來源、延長信貸期及安排不同之到期日。截至二零零二年六月三十日止期間，財務費用由去年同期約6,000,000港元減少至約4,000,000港元。

本集團於二零零二年六月三十日之借款總額約為146,000,000港元（二零零一年十二月三十一日：208,000,000港元）。借款須於下列期間償還：

	二零零二年 六月三十日 （未經審核） 千港元	二零零一年 十二月三十一日 （經審核） 千港元
一年內	143,045	204,631
第二年內	185	193
第三年至第五年	717	758
第五年後	2,318	2,423
	146,265	208,005

匯率波動風險

本集團大部份交易均以人民幣、港元及美元為貨幣單位。本集團並無進行任何對沖或其他有關措施。於二零零二年六月三十日，本集團並無因外匯合約、利息或貨幣掉期或其他金融衍生工具而承擔任何重大風險。

集團資產抵押

截至二零零二年六月三十日，本集團已抵押賬面淨值合共約227,000,000港元（二零零一年十二月三十一日：237,000,000港元）之若干投資物業與土地及樓宇，作為本集團所獲銀行信貸之抵押。此外，本集團將大約91,000,000港元（二零零一年十二月三十一日：133,000,000港元）之存款抵押，作為所獲一般銀行信貸及發行履約保函之擔保。若干建築合約之進度款已作抵押，而若干存貨亦以信託收據貸款安排持有。

或然負債

於二零零二年六月三十日存在之或然負債如下：

(a) 本集團就有關建築合約責任而向建築合約僱主作出之擔保約92,000,000港元（二零零一年十二月三十一日：93,000,000港元）。

(b) 本公司就若干附屬公司所獲多間銀行信貸而向銀行作出之公司擔保約249,000,000港元（二零零一年十二月三十一日：255,000,000港元）。

(c) 本集團已承諾及履行為香港及中國多個客戶完成電機工程項目。就該等項目，本集團計有未結算之應付稅款。該等稅款可能引致日後潛在額外費用。由於無法可靠釐定額外費用（倘有），本集團並無為此額外費用作出撥備。董事認為該事項不會對本集團造成任何財務方面的重大影響。

(d) 本集團面對若干未完訴訟，遭第三者就工程合約索償合共約12,000,000港元（二零零一年十二月三十一日：12,000,000港元），惟本集團並無作出有關撥備。董事認為該事項不會對本集團造成任何財務方面的重大影響。

僱員

於二零零二年六月三十日，本集團僱有664名僱員（包括本公司董事）。截至二零零二年六月三十日期間，董事及僱員之酬金及福利總額約為37,000,000港元（二零零一年六月三十日：37,000,000港元）。本集團採用與市場慣例一致之酬金政策，而酬金乃根據個別僱員之表現及經驗而釐定。本公司之股東於一九九三年九月三十日通過行政人員購股權計劃（「該計劃」）。該計劃特別為任職於本集團之行政人員及高級職員而設。根據該計劃，本公司董事可酌情邀請本集團之行政人員及高級職員接納購股權，按照該計劃之條款認購本公司股份。

審核委員會

本公司審核委員會目前成員包括兩名獨立非執行董事，即林濬先生及譚惠珠小姐。該委員會主要職責為審查及監察本集團之財務匯報程序及內部監控。審核委員會已審閱截至二零零二年六月三十日止六個月之未經審核中期財務報表。

最佳應用守則

就本公司董事所知，並無任何資料足以合理地顯示本公司目前或曾於截至二零零二年六月三十日止六個月期間任何時間違反香港聯合交易所有限公司證券上市規則（「上市規則」）附錄14所載之最佳應用守則，惟本公司之非執行董事並無明確任期，但須根據本公司之公司細則於本公司之股東週年大會上輪值退任及重選連任。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於截至二零零二年六月三十日止期間概無購買、出售或贖回本公司之上市證券。

於聯交所網站刊登詳盡中期業績公佈

載有上市規則附錄十六第46(1)至46(6)段所規定本公司中期業績公佈的所有詳盡資料將盡快登載於香港聯合交易所有限公司的網頁(http://www.hkex.com.hk)。

承董事會命
董事總經理
王半東

香港，二零零二年九月十三日

網址：http://www.onfem.com

* *僅供識別*

[illegible]

截至二零零二年六月三十日止六個月

	截至六月三十日止六個月 二零零二年 (未經審核) *千港元*	 二零零一年 (未經審核) *千港元*
經營業務現金流入(流出)淨額	36,127	(84,998)
投資活動所收取(動用)現金淨額	506	(3,098)
融資活動所動用現金淨額	(50,181)	(43,217)
現金及現金等值項目減少	(13,548)	(131,313)
期初現金及現金等值項目	135,651	317,213
外幣匯率變動影響	—	140
期終現金及現金等值項目	122,103	186,040
現金及現金等值項目結餘分析:		
現金及銀行存款(不包括已凍結存款)	218,353	269,053
銀行透支	(70,587)	(40,758)
信託收據銀行借款	(25,663)	(42,255)
	122,103	186,040

簡明綜合股本權益變動表

截至二零零二年六月三十日止六個月

	股本 (未經審核) *千港元*	股份溢價 (未經審核) *千港元*	繳納盈餘 (未經審核) *千港元*	資本贖回儲備 (未經審核) *千港元*	投資重估儲備 (未經審核) *千港元*	累積虧損 (未經審核) *千港元*	總額 (未經審核) *千港元*
於二零零二年一月一日	77,218	409,738	601,415	769	—	(453,021)	636,119
非買賣證券減值撥回	—	—	—	—	9,443	—	9,443
期內虧損	—	—	—	—	—	(58,502)	(58,502)
於二零零二年六月三十日	77,218	409,738	601,415	769	9,443	(511,523)	587,060
於二零零一年一月一日	77,218	409,738	601,574	769	(18,693)	(77,890)	992,716
非買賣證券減值撥回	—	—	—	—	9,193	—	9,193
減值虧損轉撥至收益表	—	—	—	—	9,500	—	9,500
換算海外附屬公司財務報表所產生之匯兌差額	—	—	—	—	—	130	130
期內虧損	—	—	—	—	—	(192,242)	(192,242)
於二零零一年六月三十日	77,218	409,738	601,574	769	—	(270,002)	819,297

中期財務報表(未經審核)附註

1 編製基準及會計政策

未經審核的中期財務報表乃根據由香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號:「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄16所載之披露規定而編製。

該等中期財務報表應連同二零零一年之年度財務報表一併參閱。

編製該等中期財務報表所採用之會計政策及計算方法與截至二零零一年十二月三十一日止年度之年度賬目所採用者一致,惟本集團採用下列由香港會計師公會頒佈之會計實務準則後,若干會計政策已作更改,該等會計準則於二零零二年一月一日或以後開始之會計期間生效:

會計實務準則第1號(修訂版):	財務報表之呈列
會計實務準則第15號(修訂版):	現金流量表
會計實務準則第25號(修訂版):	中期財務報告
會計實務準則第33號:	終止經營業務
會計實務準則第34號:	員工福利

本集團會計政策之變動及採納該等新政策之影響如下:

會計實務準則第34號:員工福利

(1) 員工享有之假期

員工享有之年假乃於員工獲得假期時確認。

本公司就員工因截至結算日提供服務而獲得年假所產生之估計負債作出撥備。

員工享有之病假及婦女產假於放假時方會確認。

以往期間並無就員工享有之年假作出撥備。此乃一項會計政策變動,然而,由於該變動對本期間及以往期間之影響並不重大,故並無追溯以往年度之年假撥備。

截至二零零二年六月三十日止六個月,於綜合收益表內計入之有關金額增加約1,746,000港元。

(2) 長期服務金

本公司就長期服務金之估計負債作出撥備,而該撥備乃按在香港連續受僱不少於五年之合約制員工之服務年期計算。

過往期間並無就長期服務金作出撥備。此乃一項會計政策變動,然而,由於該變動對本期間及上個期間之影響並不重大,故並無追溯長期服務金之撥備。

截至二零零二年六月三十日止六個月,於綜合收益表內計入之有關金額增加約1,903,000港元。

2 分類資料

(a) 業務分類

本集團業務包含下列主要業務分類:

建築合約:	幕牆及鋁窗設計及安裝,以及與電機及機械工程有關之建築工程及工程承接業務。
製造及貿易:	石油、化工產品、木門及防火材料製造及貿易。
物業租賃:	場所租賃,產生長期租金收益及物業增值。
物業開發:	開發住宅及商用物業。
證券投資及買賣:	買賣及投資證券。

業務單位間之銷售額按當時市價計算。

本集團於期內按業務劃分之收入及業績分析如下:

	截至二零零二年六月三十日止六個月 建築合約 (未經審核) *千港元*	 製造及貿易 (未經審核) *千港元*	 物業租賃 (未經審核) *千港元*	 物業開發 (未經審核) *千港元*	 證券投資及買賣 (未經審核) *千港元*	 抵銷項目 (未經審核) *千港元*	 總額 (未經審核) *千港元*
收入							
外部客戶銷售	85,971	27,018	5,017	5,016	—	—	123,022
業務單位間之銷售	—	21,668	—	—	—	(21,668)	—
	85,971	48,686	5,017	5,016	—	(21,668)	123,022
業績							
分類業績	(35,716)	(5,701)	(6,401)	479	334	—	[illegible]
未分配之企業開支淨額							(7,371)
經營虧損							(54,376)
財務成本							(3,502)
所得稅開支							(1,000)
少數投資者權益							376
股東應佔虧損							(58,502)

7 每股虧損

每股基本虧損乃根據未經審核普通股股東應佔綜合虧損約58,502,000港元(二零零一年六月三十日:192,242,000港元)及期內已發行普通股股份之加權平均數772,181,783股(二零零一年六月三十日:772,181,783股)而計算。

由於截至二零零二年六月三十日止六個月並無具攤薄潛力之普通股股份,故並無呈列每股攤薄虧損。

8 物業、廠房及設備

	截至二零零二年六月三十日止六個月(未經審核)千港元	截至二零零一年十二月三十一日止年度(經審核)千港元
成本或估值		
期/年初	326,571	360,912
撥自(撥至)持作銷售機器	500	(4,713)
添置	1,108	8,986
重估減值	(10,000)	(36,500)
出售	(2,284)	(2,104)
匯兌調整	—	(10)
期/年終	315,895	326,571
成本或估值之分析如下:		
按成本	92,595	93,271
按董事估值 — 二零零二年	219,300	—
按專業估值 — 二零零一年	4,000	233,300
	315,895	326,571
累計折舊及減值撥備		
期/年初	47,989	35,623
撇減減值虧損	—	7,543
本期間/本年度折舊	2,368	6,580
出售	(1,773)	(1,755)
匯兌調整	—	(2)
期/年終	48,584	47,989
賬面淨值		
期/年終	267,311	278,582
期/年初	278,582	325,289

賬面淨值合共約227,002,000港元之若干投資物業與土地及樓宇均已按揭,作為本集團銀行信貸之抵押。

9 應收賬款及其他應收款項

貿易及合約應收賬款計入於應收賬款及其他應收款項內。貿易及合約應收賬款之賬齡分析如下:

	二零零二年六月三十日(未經審核)千港元	二零零一年十二月三十一日(經審核)千港元
0至30日	41,630	32,964
31至60日	18,317	26,630
61至90日	19,024	12,917
90日以上	45,079	40,696
	124,050	113,207

本集團給予客戶之信貸期一般為自發票日期起計30至60日。

若干合約應收賬款已用作本集團若干銀行信貸之抵押。

10 應付賬款及其他應付款項

貿易及合約應付賬款計入於應付賬款及其他應付款項內。貿易及合約應付賬款之賬齡分析如下:

	二零零二年六月三十日(未經審核)千港元	二零零一年十二月三十一日(經審核)千港元
0至30日	8,200	15,492
31至60日	4,113	9,089
61至90日	5,060	7,500
90日以上	67,954	65,705
	85,327	97,786

11 股本

	二零零二年六月三十日(未經審核)		二零零一年十二月三十一日(經審核)	
	股份數目 千股	金額 千港元	股份數目 千股	金額 千港元
法定(每股面值0.1港元之普通股)	2,000,000	200,000	2,000,000	200,000
已發行及繳足(每股面值0.1港元之普通股)	772,182	77,218	772,182	77,218

截至二零零二年六月三十日止六個月,本公司並無根據購股權計劃授出可認購本公司股份之購股權。於二零零二年六月三十日,亦無尚未行使之購股權。

12 資本承擔

於二零零二年六月三十日並無在賬項撥備之未償付資本承擔如下:

	二零零二年六月三十日(未經審核)千港元	二零零一年十二月三十一日(經審核)千港元
已授權及訂約:		
購買物業、廠房及設備	—	155
發展中物業	137,485	137,485
	137,485	137,640

13 或然負債

於二零零二年六月三十日存在之或然負債如下:

(a) 本集團就有關建築合約責任而向建築合約僱主作出之擔保約91,986,000港元(二零零一年十二月三十一日:92,754,000港元)。

(b) 本公司就若干附屬公司所獲多間銀行信貸而向銀行作出之公司擔保約249,100,000港元(二零零一年十二月三十一日:255,103,000港元)。

(c) 本集團已承諾及履行為香港及中國多個客戶完成電機工程項目。就該等項目,本集團計有未結算之應付稅款。該等稅款可能引致日後潛在額外費用。由於無法可靠釐定額外費用(倘有),本集團並無為此額外費用作出撥備。董事認為該事項不會對本集團造成任何財務方面的重大影響。

(d) 本集團面對若干未完訴訟,遭第三者就工程合約索償合共約12,440,000港元(二零零一年十二月三十一日:12,440,000港元),惟本集團並無作出有關撥備。董事認為該事項不會對本集團造成任何財務方面的重大影響。

14 關連人士交易

(a) 本集團在日常業務中與關連人士訂立以下重大交易:

	截至六月三十日止六個月 二零零二年(未經審核)千港元	二零零一年(未經審核)千港元
向居間控股公司收取之利息收入	733	1,359
向同系附屬公司收取之租金及管理費收入	253	128
應佔居間控股公司行政費用	626	1,616
本公司董事之僱員福利	4,142	2,365

(b) 應付居間控股公司、與同系附屬公司及少數投資者之結欠均為無抵押、不計息,且無固定還款期。